NO ACT

DC
PG
2-14-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08045126

Received SEC
MAR 28 2008
Washington, DC 20549

March 28, 2008

John T. McKenna
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/28/2008

Re: PetSmart, Inc.
Incoming letter dated February 14, 2008

Dear Mr. McKenna:

This is in response to your letters dated February 14, 2008 and March 13, 2008 concerning the shareholder proposal submitted to PetSmart by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated February 19, 2008 and March 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Cooley
GODWARD KRONISH LLP

RECEIVED
2008 FEB 15 AM 10: 58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

JOHN T. MCKENNA
(650) 843-5059
jmckenna@cooley.com

February 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: PetSmart, Inc. (File No. 000-21888)
Stockholder Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PetSmart, Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"). The Proposal would require the Company to create and enforce a plan regarding the care of animals at the Company's locations. The Proposal is attached hereto as ***Exhibit A***.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") of the Company's intention to omit the Proposal from its 2008 Proxy Materials on any one or all of the bases set forth below, and we respectfully request the staff of the Commission (the "Staff") to concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;

II. The Proposal is excludable under Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations;

III. The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business; and

IV. The Proposal is excludable under Rule 14a-8(i)(3), because it contains materially false or misleading statements.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the enclosures. Also in accordance with Rule 14a-8(j), a copy of this letter and the enclosures are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the

2008 Proxy Materials. The Company intends to file its definitive 2008 Proxy Materials on or about May 5, 2008. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Commission.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(10) because the Proposal has already substantially been implemented. The test for whether a stockholder proposal may be omitted pursuant to Rule 14a-8(i)(10) is whether the issuer has "substantially implemented" the action requested.

In its 1983 release, the Commission specifically addresses the issue of the excludability under Rule 14a-8(i)(10) of proposals that had been rendered moot to allow exclusion of proposals that have been "substantially implemented by the issuer." *See* Commission Release No. 34-20091 (Aug. 16, 1983). The Proposal asks the Company's stockholders to "encourage the [Company's] board to consider creating and enforcing a plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores." As explained more fully below, the Company already has implemented a plan regarding the care and maintenance of sick and/or injured animals under its care and thus the Proposal is excludable.

Consistent with the Staff's position taken in *PPG Industries, Inc.* (avail. January 19, 2004) (proposal requesting that the company's board issue a policy statement publicly committing to use *in vitro* tests for assessing adverse skin-related side effects of testing on animals and commit to eliminating product testing on animals in favor of *in vitro* alternatives) and *Woolworth Corporation* (avail. April 11, 1991) (proposal requesting that the company's board form a committee to investigate the treatment of animals in the pet departments of the company's stores), the Company believes the Proposal has been substantially implemented because the Company already has in place detailed step-by-step procedures and policies regarding pet safety and the treatment and care of sick and/or injured animals, and such procedures and policies have been in place for many years. A copy of such policies and procedures will be provided supplementally under separate cover. The Company's Code of Ethics & Business Conduct, available in the Investor Relations sections of the Company's website at www.petsmart.com, includes a summary of the Company's philosophy on pet care, including procedures for customers and employees to report any mistreatment of pets via a toll-free number and consequences of failure to adhere to the Company's policy, which includes the Company's zero-tolerance for inhumane treatment by employees or failure to report such treatment. Six copies of the Company's Code of Ethics & Business Conduct are enclosed herein.

PPG and *Woolworth* both involved proposals regarding animal welfare and as such are analogous to the Proposal. In addition, the Company directs the Commission to *Intel Corporation* (avail. March 11, 2003) (proposal requesting that compensation plans be submitted to stockholder vote), *Archon Corporation* (avail. March 10, 2003) (proposal requesting the board consider a preferred stock repurchase program) and *E.I. du Pont de Nemours and Company* (avail. February 18, 2003) (proposal regarding nominations to the board of directors), in which the Staff's position was to grant each issuer's request for no-action on the basis of substantial implementation of the proposal.

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks to have the Company create and enforce a plan regarding the care of sick and/or injured animals under the Company's control. As more fully explained below, there is strong precedent that stockholder proposals requiring a company to prepare a plan regarding the care and maintenance of a particular product or service are within the ambit of a company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release further states two central considerations underlie this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" they are not proper subjects for shareholder proposals. The Commission stated the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." As explained more fully below, the care and maintenance of pets is a matter of the Company's ordinary business operations and thus the Proposal is excludable.

A. The Subject Matter of the Proposal Involves the Decision on the Process for Providing Care for Pets Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers and selecting the type of products, services and pets to be offered at its retail stores, and managing and caring for the products and pets that it maintains in inventory for sale to its customers. Making decisions regarding such matters, is fundamental to management's operation of the Company, and is not appropriately delegated to, or micro-managed by, the

Company's stockholders. For example, the Company has detailed policies and procedures dealing with the care of birds, reptiles, fish and other small pets and requires the use of "pet treatment logs" to document such care. Since 1997, the Company's Vet Assured program has provided a comprehensive veterinarian-supervised care program that includes standards for, and the monitoring of, the breeding, care and transportation practices and policies of the Company's pet suppliers, the conduct of examinations by trained associates of all pets before they are offered for sale, and the expert care of pets while in the Company's pet superstores. A copy of the summary of the Vet Assured program will be provided supplementally under separate cover. The polices and procedures also include care guides to ensure pets are provided proper diets and environmental conditions. The Company works diligently to care for the animals in its stores and considers pet care fundamental to its corporate mission. All managers are annually asked to sign an acknowledgement regarding pet care and safety in the Company's pet superstores. The Company routinely reviews and revises its pet care policies and procedures and they were most recently revised in July 2007. The Company includes its pet care philosophy in its Code of Ethics & Business Conduct available on its web site and distributed to each associate. The Company's policies further call for a toll-free telephone number for customers to use to report any issues or concerns to be placed in each pet habitat area. Store associates can also anonymously report any issues or concerns using the Company's CareSmart Line and are required to report any instance of, or perceived, inhumane pet treatment to their supervisors.

In addition, the Company has Banfield Pet Hospitals in over 650 of its pet superstores with licensed veterinarians available for consultation and also has licensed veterinarians available for telephonic consultation at its corporate headquarters. The Staff has consistently looked to the law of the issuer's state of incorporation to determine what is considered an ordinary business operation. *See* Hearing Before the Subcommittee on Securities of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess., Part 1 at 118 (Mar. 5, 1957) (Report of the Securities and Exchange Commission in Response to Questions Raised by Senator Herbert H. Lehman in his Letter of July 10, 1956.). Under Delaware General Corporation Law Section 141, which applies because the Company is incorporated in the State of Delaware, directors of a corporation may delegate responsibility to a committee, an individual director or an officer of the Company. The Company's existing pet care policies and procedures includes delegation of their implementation to management. The Proponent desires to undo such delegation by seeking to have stockholders require the Company's Board of Directors (the "Board") to create and enforce a pet care plan. Thus, the Proposal is excludable.

B. The Supporting Statement Implies the Company has Failed to Be a Leader in Protecting and Ensuring the Proper Care and Treatment of the Animals it Sells and that such Failure Puts the Company and its Stockholders at Risk, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

Proposals which pertain to the evaluation of risk have been found to involve a company's ordinary business operations, and are thus properly omitted pursuant to Rule 14a-8(i)(7). In the matter at hand, one of the Proponent's arguments is based on the potential damage to the reputation of the Company. The Proponent evidently believes there is a "credibility gap" in connection with Company's image as a humane industry leader and the Proposal implies that if the Company does not create and enforce a new pet care plan, including shipments of animals from the Company's suppliers to its stores, the Company and its stockholders will be at risk "when scandals are disclosed to the public." Evaluation of risks related to damage to reputation, however, is a fundamental part of ordinary business operations, and is best left to management and the Board. *See, e.g., Newmont Mining Corp.* (avail. Feb. 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities excludable on the basis that it pertained to the "evaluation of risk"). *See also, Weatherford International Ltd.* (avail. Feb. 25, 2005) (proposal for the disclosure of the impact of a past reincorporation of the company excludable as an evaluation of items relating to its ordinary business operations); *Dow Chemical Co.* (avail. Feb. 13, 2004) (proposal requesting a report on certain toxic substances excluded as relating to the "evaluation of risks and liabilities"); *American Int'l Group, Inc.* (avail. Feb. 19, 2004) (proposal to review the effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy excludable as relating to an "evaluation of risks and benefits"). In addition, the Company disagrees with the Proponent's assertion that the Company is not a "leader in protecting and ensuring the proper care and treatment of the animals it sells." In fact, the Company has developed and utilizes programs designed: (1) to ensure vendors raise and transport pets in a humane manner, (2) to ensure the proper care of the pets in its stores, and (3) to educate pet owners on appropriate methods to care for and nurture their pets in order to create a healthy happy home for their new "member of the family." The Company already addresses the risk and potential adverse publicity associated with the sale of small pets in its periodic reports. As noted in the Company's Annual Report on Form 10-K for the year ended January 28, 2007:

> ***"Our business exposes us to claims, litigation and risk of loss that could result in adverse publicity, harm to our brand and impact our financial results.***
>
> We are occasionally subject to claims due to the injury or death of a pet in our stores or while under our care. We may also be subject to claims resulting from the transfer of diseases from pets in our stores to other animals, associates and customers. From time to time, we have been subject to class action lawsuits, governmental action, intellectual property infringement claims, product liability claims for some of the products we sell and general liability claims resulting from store based incidents. Any negative publicity or claims relating to any of the foregoing could harm our reputation and business, as well as expose us to litigation expenses and damages."

Since the Proposal requires the creation of a new policy where a policy already exists and, in part, focuses on a supposed risk to the Company's reputation, it involves the Company's ordinary business operations and thus is excludable.

C. **The Proposal Seeks to Second-Guess the Company's Management in Requesting the Creation and Enforcement of a New Pet Care Plan and Thus is Excludable as Involving the Company's Ordinary Business Operations.**

As expressly stated in the 1998 Release and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. *See, e.g., Pfizer, Inc.* (avail. Jan. 28, 2005 and avail. Feb. 12, 2007) (proposal requiring that the company make no more donations or contributions designed to promote animal testing deemed excludable). Likewise, proposals which potentially provide stockholders with an ability to second-guess management's decisions regarding ordinary business decisions constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. In the matter at hand, the Proposal requires the Board to ". . . consider creating and enforcing a plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores." Not only would the plan address the Company's general business strategies and operations which are generally excluded, *see General Electric Co.* (avail. Jan. 7, 2005) (proposal requiring the board of directors of the company to review certain management was excludable), but the Proposal would also offer stockholders of the Company an opportunity to second-guess the decisions of the Company's management. As discussed more fully above, the Proposal requests a plan that would avoid an alleged risk to the Company's reputation regarding its treatment of animals. Even though the Company's stockholders are not expressly given the right to evaluate the risk, by using the argument of potential risk to stockholders in its supporting statement, the Proposal invites stockholders to second-guess management in decisions about the Company's ordinary business operations. On that basis it may be excluded.

D. **While the Treatment of Animals is an Important Social Policy Issue, the Proposal is Excludable Because it Contains Materially False or Misleading Statements.**

The Company is aware of the Staff's position concerning the inclusion of stockholder proposals that have ethical or social significance. The Staff has found that some of the issues that raise a "significant social policy issue" include: (i) animal testing, *see 3M Co.* (avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004); and (ii) food safety and the inhumane killing of animals, *see Wendy's Int'l, Inc.* (avail. Feb. 8, 2005) and *Hormel Foods Corp.* (avail. Nov. 10, 2005). However, the Proposal is very different from those proposals because it purports to address "the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores" and not the deliberate injury or killing of animals in connection with laboratory testing or food processing. As stated in the Company's Code of Ethics & Business Conduct "Caring for pets is fundamental to who we are, and each of us is responsible to meet and maintain our high standards for humane pet care and treatment. PetSmart believes it is unacceptable for even one pet, in even one PetSmart store, to receive the wrong kind of care or inadequate care." In addition, as discussed fully in Section IV below, the Proposal contains materially false or misleading statements as to the treatment of animals in the Company's care and the Company denies that it has failed to adhere to its policies and procedures regarding the care of sick and/or injured animals.

III. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of the Company's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the omission of a proposal which relates to operations which account for less than 5 percent of a company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to a company's business.

The Proposal requests the Board consider creating and enforcing a pet care plan for animals received by and housed in the Company's stores. The Proposal's supporting statement focuses specifically on animals the Company sells: "the company has not addressed the need for adequate care for the animals it sells . . ." The Company's operations involving the sale of pets account for far less than 5% of its assets at the end of its most recent fiscal year and far less than 5% of its net earnings and gross sales for its most recent fiscal year. The Company presently has no future plans that will significantly increase these percentages. As such, the relation of the Proposal to the Company's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Commission Release No. 34-19135 (Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Company's business includes (1) the sale of various types of pet food and supplies, (2) the offer of complete pet training, education, grooming, styling and adoption services, (3) the operation of veterinary hospitals inside many of its stores, and (4) the operation of pet boarding and day camp services. The sale of animals does not have a significant impact on any other segment of the Company's business and could not reasonably be expected to "subject the Company to significant contingent liabilities."

Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 & n.16 (D.D.C. 1985), in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable. *See also, J.P. Morgan & Co.* (avail. Feb. 5, 1999), in which the Staff concurred the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs are settled and total restitution made, because the company's operations related to Switzerland were less than 5% and the proposal was not otherwise significantly related to the company's business. In addition, in *Hewlett-Packard Co.*

(Reik) (avail. Jan 7, 2003) the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's violation of numerous United Nation Resolutions and human rights violations.

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of the nation's public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) which have generally addressed (i) the testing of animals by pharmaceutical and cosmetic companies, *see* Avon Products, Inc. (avail. March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (avail. July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo., Inc.* (avail. Mar. 9, 1990). However, the Proposal in the matter at hand is significantly different because it is not related to the testing of animals and is at best a suggestion that the Board consider creating a new pet care plan. For the reasons set forth above, as well as the reasons set forth in the Company's discussion of Rule 14a-8(i)(7) relating to its ordinary business operations, the Company believes the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(5).

IV. The Proposal is Excludable Under Rule 14a-8(i)(3), Because it Contains Materially False or Misleading Statements.

Rule 14a-8(i)(3) of the Exchange Act provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted materials facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (avail. Nov. 28, 2003); *Monsanto Co.* (avail. Nov. 26, 2003); *Sysco Corp.* (avail. Aug. 12, 2003); *Siebel Sys., Inc.* (avail Apr. 15, 2003). Specifically, the Staff stated in Staff Legal Bulletin No. 14B that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading . . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proponent has made the following statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

1. Proponent's Statement: "[1.] [The Proponent] receives dozens of complaints every year from customers as well as current and former PetSmart employees reporting that animals are suffering . . . [2.] A [Proponent] undercover investigation conducted in two [Company] stores revealed that the company conceals suffering, sick and injured animal in restricted-access, often crowded back rooms."

The Company has approximately 1,000 pet store locations across the United States and has 38,400 employees. In this context, both parts of this statement, "*dozens* of complaints in a year" and an "undercover investigation in *two* stores," are materially misleading to stockholders as they suggests a systemic nation-wide problem that the Company contends is not systemic even if it were accurate, which the Company, as discussed below, does not concede. As noted above, the Company offers a toll free telephone number for customers to use and investigates all reports involving the mistreatment of pets in accordance with its policies and procedures.

With respect to Part 2 of this statement, the context implies that a "restricted-access" room is meant to hide inhumane treatment. This statement is false and misleading as the Company's policy of segregating or isolating sick animals in a restricted-access room is for the protection of the other animals and the Company's customers. It is, in fact, appropriately a part of the Company's pet care plan which is designed to provide a calmer, less stressful area of treatment for a sick or injured pet.

For the foregoing reasons, the above statements should be excluded because the statements not only directly impugn the character, integrity, and reputation of the Company, but the statements also are materially false, misleading and inflammatory.

2. Proponent's Statement: "PetSmart routinely deprives sick, injured, and dying animals of desperately needed veterinary examination and treatment or humane euthanasia to alleviate suffering."

First, the statement is false and materially misleading because the statement suggests a policy of mistreatment of animals that is completely false. The Company does not "routinely deprive" its animals of medical treatment and humane care, and such statement lacks any factual foundation. In fact, the Company's pet care procedures require that associates seek veterinary care promptly for any animal which is in need of such care. Second, the statement directly impugns the character, integrity, reputation, and moral standing of the Company by using such inflammatory language a "deprives," "desperately needed" and "humane euthanasia." For the above reasons the statement should be excluded.

3. Proponent's Statement: "Despite photographic and video evidence documented by PETA, PetSmart failed to recognize substandard, inhumane conditions and animal suffering at its Manchester store."

In response to an anonymous call, now known to have been placed by the Proponent's undercover investigator, made to the CareSmart Line in November 2006, the Company promptly sent both a district manager and district service manager unannounced to its Manchester store to review the anonymous claims and no issues were noted regarding the care of animals. A follow-up call was made to the CareSmart Line in December 2006, and again a district manager and district store manager were sent to the Manchester store and noted that all policies and procedures were in place. The store manager and pet care manager were instructed to review the Company's policies and procedures with all members of the pet care staff and store management team which occurred in December 2006.

The Proponent's statement is directly contradicted by a February 21, 2007 Pet Shop Inspection Report of the Connecticut Department of Agriculture's Animal Control Division (the "ACD"). The Proponent also filed a criminal complaint and in response, the Manchester Police Department also conducted an investigation in conjunction with the ACD, and the Office of the State's Attorney for the State of Connecticut concluded "there is no basis upon which to initiate criminal charges."

The report prepared by the ACD actually shows the Manchester store meets all of the State of Connecticut's requirements. Although the report indicates the inspection was not made in response to a complaint, it came on the heels of the Proponent's publication in late January 2007 of the results of its clandestine investigation in the Manchester store. What the Proponent describes as "substandard" and "inhumane" was not found to be so by the ACD, making the Proponent's statement materially false and misleading as exemplary of the general conditions of animal care at the Manchester store, and by extrapolation other Company stores. In addition, via letter dated March 26, 2007 the Office of the State's Attorney for the State of Connecticut notified the Proponent "there was no evidence that PetSmart engages in systematic or routine procedures evidencing cruelty to animals." In addition, the Office of the State's Attorney informed the Proponent that the Proponent's own investigator "indicated that she had not observed any overt acts of cruelty on the part of any PetSmart employee." The statement should be excluded from the Proposal because the words of the Proponent's own investigator and the report of an impartial government agency acting without agenda contradict the Proponent's statement.

4. Proponent's Statement: "PetSmart knowingly orders animals from suppliers that often ship animals . . . under substandard shipping conditions and in poor health. For example, beta fish sometimes die during transport . . ."

These statements are also materially false, misleading and inflammatory. The Company flatly denies it "knowingly orders animals from suppliers" that utilize substandard shipping conditions or that the animals it sells are "in poor health." The Proponent has offered no proof that either of these statements are true. Indeed, selling pets "in poor health" makes no rational business sense. In fact, the Company has detailed policies and procedures in place to document the arrival of sick, injured or dead animals at each pet superstore. The Company proactively seeks objective feedback from store associates so it can work with its pet supplier partners to reduce pet loss. While it is true fish "sometimes" die in transport the Company is a leading retailer of tropical fish and given the high volume of fish sales it is impractical and not reasonable to expect that every fish is in perfect health and survives the transportation process. In addition, one cannot reach the conclusion that because fish sometimes die, that their shipping conditions were routinely substandard. In their entirety, the statements create a materially false and misleading impression of the Company's pet purchase, care and treatment policies.

5. Proponent's Statement: "Additionally, PetSmart stores have had undisclosed outbreaks of salmonella, which sickens animals and is transmissible to other species, including humans."

This statement is a blatant attempt to scare stockholders and potential investors by invoking an unsubstantiated claim of "undisclosed salmonella outbreaks," which is not only materially false, misleading and inflammatory, but wholly irresponsible. The Proponent seeks to prey upon the public's revived fears of contracting salmonella from reptiles. From May 1, 2007 to January 18, 2008, the Centers for Disease Control and Prevention (the "CDC") received reports of salmonella infection in 103 people across the United States, most of them children, in 33 states. Fortunately, there were no deaths. None of these sicknesses have been linked to an animal sold in a PetSmart store. An investigation showed that most of the sick people were exposed to a turtle. The FDA and CDC are currently working together to determine the sources of the turtles causing the outbreak and to stop the distribution of illegal pet turtles. According to a representative of the U.S. Food and Drug Administration's Center for Veterinary Medicine "it is small turtles that most often are put in contact with young children, where the consequences of infection are likely to be severe." See FDA Consumer Health Information, (Jan. 25, 2008) *Pet Turtles: Cute but Contaminated with Salmonella*. In accordance with the U.S. Food and Drug Administration's 1975 ban, the Company does not sell turtles with a shell less than four inches long. In addition, as salmonella is found in most reptiles, the Company's policies require that purchasers of reptiles, rodents and other companion pets be advised in writing their new pet may carry salmonella and proper sanitary measures should be taken after handling any pet.

This statement also wrongfully and falsely suggests the Company has a lack of concern for not only its animals, but also for its customers, their pets, and the communities in which its stores are located, when in fact the opposite is true. For example, starting in December 2007, the Company voluntarily and proactively suspended the sale of birds in all of its U.S. stores after random-sample testing by the Company found that a small percentage of cockatiels tested positive for psittacosis, a disease which could be transmitted from a sick bird to a human. The Company notified the appropriate state health officials and contacted every customer that had purchased *any* bird from the affected stores, not just cockatiels. The Company also prepared a fact sheet about the disease, which is available in its stores and on its website. These clearly are not the actions of a company seeking to hide "outbreaks" of any sort.

In summary, for all the above stated reasons the statement should be excluded from the Proposal.

6. Proponent's Statement: "PetSmart makes billions of dollars in sales each year, yet the company has not addressed the need for adequate care for the animals it sells . . ." This statement is materially false and misleading because the Company has an effective pet care policy in place, as discussed above. Furthermore, this statement directly impugns the character, integrity, and reputation of the Company because it implies the Company ignores its customers and employees and disregards its own pet care policies. For the foregoing reasons, the statement should be excluded.

7. Proponent's Statement: "PetSmart's lack of a uniform and enforced policy regarding animal welfare . . ." This statement is materially false and misleading for several reasons. As discussed above, the Company has detailed policies and procedures regarding the care and treatment of the pets in its care. The Company's detailed pet care policies are distributed to all employees and the Company's priority of maintaining high standards for humane pet care and treatment are summarized in the Company's Code of Ethics & Business Conduct available on the Company's web site. The Company takes very seriously its commitment to provide the very best care for its animals, and routinely responds to customer and employee complaints about the treatment of animals in the Company's stores, as has been cited herein. The statement, through its implications, directly impugns the character, integrity, and reputation of the Company.

8. Proponent's Statement: "PetSmart should be a leader in protecting and ensuring the proper care and treatment of the animals it sells. Its failure to do so puts the company and its shareholders at risk when scandals are disclosed to the public." The statement is materially misleading because it incorrectly suggests the Company is not already a leader in protecting and ensuring the proper care and treatment of animals. Since it was founded by the Company in 1994, PetSmart Charities, Inc. ("PetSmart Charities"), has donated over $52 million to animal-related charities, $10 million of which was donated in 2006 alone. In 2006, PetSmart Charities won its fourth consecutive four-star rating (the highest) from Charity Navigator, a notable accomplishment as only 12% of charities have received two or more consecutive four-star ratings. That same year, PetSmart Charities was named "Humane-itarian of the Year" by the Sacramento, California Society for the Prevention of Cruelty to Animals and was ranked 22nd in the San Jose Business Journal's "Top 35 Corporate Givers for 2005." Even the Proponent's own prior statements contradict its inference the Company is not a leader in animal care. In its previous stockholder proposal for submission in the Company's 2006 proxy statement, the Proponent commended the Company for being "a humane industry leader." For the foregoing reasons, the statement should be excluded.

Due to the numerous materially false and misleading statements contained in the Proposal, the Company believes attempting to correct and edit the Proposal would be fruitless, and therefore the Proposal should be completely excluded. The Company respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and that the Staff should not allow the defects in the Proposal to be corrected by amendment.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request the Staff recommend the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by the Company if they cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act.

CONCLUSION

Based on the foregoing, we hereby respectfully request the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2008 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (650) 843-5059 or Robert J. Brigham at (650) 843-5053, if we can be of any further assistance in this matter.

Sincerely,

John T. McKenna

cc: Scott A. Crozier, Esq.- *PetSmart, Inc.*
Robert J. Brigham, Esq.- *Cooley Godward Kronish LLP*

EXHIBIT A

PETSMART SHAREHOLDER RESOLUTION

RESOLVED that shareholders encourage the board to consider creating and enforcing a plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores.

Supporting Statement

People for the Ethical Treatment of Animals ("PETA") receives dozens of complaints every year from customers as well as current and former PetSmart employees reporting that animals are suffering from untreated illnesses, injuries, severe crowding, rough handling, and generally deplorable conditions. A PETA undercover investigation conducted in two PetSmart stores revealed that the company conceals suffering, sick and injured animals in restricted-access, often crowded back rooms. Animals deemed "unsellable" are also stored in back rooms, sometimes for months.

PetSmart routinely deprives sick, injured, and dying animals of desperately needed veterinary examination and treatment or humane euthanasia to alleviate suffering. PetSmart often allows untrained, unqualified employees to "diagnose" and attempt to treat sick or injured animals.

Over a three-day period, three different supervisors in the Manchester, Connecticut, PetSmart store wrote the following on a sick calico hamster's chart:

- "[Day 1, morning] wobbly, dehydrated, diarrhea ... [Day 1, evening] very lethargic/dehydrated, regressing ...."
- "[Day 2, morning] very wobbly, dehydrated ... [Day 2, evening] dehydrated/getting hard, very lethargic ...."
- "[Day 3, morning] dying, no meds given, can't swallow, regressed ... [Day 3, evening] dead."

This hamster went for three days without obviously needed veterinary care, and she was left to languish in isolation until she finally died.

PetSmart knowingly orders animals from suppliers that often ship animals to PetSmart stores under substandard shipping conditions and in poor health. For example, beta fish sometimes die during transport, during which they are stored in tiny plastic bags with insufficient water to fully submerge their bodies. Additionally, PetSmart stores have had undisclosed outbreaks of salmonella, which sickens animals and is transmissible to other species, including humans.

PetSmart has failed to address or resolve animal care concerns reported by employees to its corporate hotline designed for that purpose. PetSmart has failed to effectively investigate complaints brought to the company's corporate office. Despite photographic and video evidence documented by PETA, PetSmart failed to recognize substandard, inhumane conditions and animal suffering at its Manchester store.

PetSmart makes billions of dollars in sales each year, yet the company has not addressed the need for adequate care for the animals it sells, including housing, handling, treatment, and veterinary care. PetSmart's lack of a uniform and enforced policy regarding animal welfare and safety implicates not only ethical concerns but also grave social and public policy concerns.

PetSmart should be a leader in protecting and ensuring the proper care and treatment of the animals it sells. Its failure to do so puts the company and its shareholders at risk when scandals are disclosed to the public.

We urge shareholders to support this resolution because it is the only proper thing to do to protect the animals PetSmart buys and sells from further pain and suffering.

693352

RECEIVED

2008 FEB 15 AM 10:58

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

January 3, 2008

Mr. Scott A. Crozier
Secretary
PetSmart
19601 North 27th Avenue
Phoenix, AZ 85027

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Mr. Crozier:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 110 shares of PetSmart common stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2008 annual shareholders meeting.

Please contact me if you need any further information. If PetSmart will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Assistant Director
Corporate Affairs

Enclosures: 2008 Shareholder Resolution
Morgan Stanley letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road, Suite 123
Potomac, MD 20854
toll free 800 608 8163
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

January 3, 2008

Mr. Scott A. Crozier
Secretary
PetSmart
19601 North 27th Avenue
Phoenix, AZ 85027

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Secretary Crozier:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 110 shares of PetSmart common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of PetSmart for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6469.

Sincerely,

Abril Azmi
Senior Registered Assistant
Morgan Stanley & Co., Inc.
Potomac, MD

SEM
1/2/08

PetSmart Shareholder Resolution

RESOLVED that shareholders encourage the board to consider creating and enforcing a plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores.

Supporting Statement

People for the Ethical Treatment of Animals ("PETA") receives dozens of complaints every year from customers as well as current and former PetSmart employees reporting that animals are suffering from untreated illnesses, injuries, severe crowding, rough handling, and generally deplorable conditions. A PETA undercover investigation conducted in two PetSmart stores revealed that the company conceals suffering, sick and injured animals in restricted-access, often crowded back rooms. Animals deemed "unsellable" are also stored in back rooms, sometimes for months.

PetSmart routinely deprives sick, injured, and dying animals of desperately needed veterinary examination and treatment or humane euthanasia to alleviate suffering. PetSmart often allows untrained, unqualified employees to "diagnose" and attempt to treat sick or injured animals.

Over a three-day period, three different supervisors in the Manchester, Connecticut, PetSmart store wrote the following on a sick calico hamster's chart:

- "[Day 1, morning] wobbly, dehydrated, diarrhea ... [Day 1, evening] very lethargic/dehydrated, regressing ...."
- "[Day 2, morning] very wobbly, dehydrated ... [Day 2, evening] dehydrated/getting hard, very lethargic ...."
- "[Day 3, morning] dying, no meds given, can't swallow, regressed ... [Day 3, evening] dead."

This hamster went for three days without obviously needed veterinary care, and she was left to languish in isolation until she finally died.

PetSmart knowingly orders animals from suppliers that often ship animals to PetSmart stores under substandard shipping conditions and in poor health. For example, betta fish sometimes die during transport, during which they are stored in tiny plastic bags with insufficient water to fully submerge their bodies. Additionally, PetSmart stores have had undisclosed outbreaks of salmonella, which sickens animals and is transmissible to other species, including humans.

PetSmart has failed to address or resolve animal care concerns reported by employees to its corporate hotline designed for that purpose. PetSmart has failed to effectively investigate complaints brought to the company's corporate office. Despite photographic and video evidence documented by PETA, PetSmart failed to recognize substandard, inhumane conditions and animal suffering at its Manchester store.

PetSmart makes billions of dollars in sales each year, yet the company has not addressed the need for adequate care for the animals it sells, including housing, handling, treatment, and veterinary care. PetSmart's lack of a uniform and enforced policy regarding animal welfare and safety implicates not only ethical concerns but also grave social and public policy concerns.

PetSmart should be a leader in protecting and ensuring the proper care and treatment of the animals it sells. Its failure to do so puts the company and its shareholders at risk when scandals are disclosed to the public.

We urge shareholders to support this resolution because it is the only proper thing to do to protect the animals PetSmart buys and sells from further pain and suffering.

PETSMART

code of ethics & business conduct



AN ASSOCIATE GUIDE TO THE PETSMART®
CODE OF ETHICS AND BUSINESS CONDUCT

Table of Contents

Letter from the Chairman and CEO 3

PetSmart Code of Ethics 4

General Directions, Reporting and Certification 5

Quick Reference Policy Summaries 7

Business Policy Statements 10

- Antitrust Compliance 10
- Asset Protection 13
- Pet Care and Safety 14
- Respect in the Workplace 15
- Conflicting Interests 16
- Policy to Conduct Business Legally and Ethically and to Maintain Accurate and Meaningful Financial Records 20
- Occupational Health and Safety 21
- Environmental 22
- Computer Usage 22
- Political Contributions and Public Service 24

Compliance Program Administration and Information 25

Code of Ethics and Business Conduct Associate Certification 27

Dear Fellow Associate.

I am pleased to share with you the PetSmart Code of Ethics and Business Conduct. It contains the policies that guide our actions, day to day. It reaffirms our commitment to the highest level of ethical and legal conduct, which has served the Company well through our history.

This guide is designed as a resource. It gives you basic information about some of the more important legal and policy standards that apply to you. It provides direction and limits. It explains how to prevent or recognize and report potential violations. Adherence to these guidelines is a requirement of continued employment for each of us.

Unethical or illegal conduct, even by one of us, ultimately can jeopardize the integrity of PetSmart. Associates who violate these policies, whether for personal gain, perceived benefit to the Company or for any other reason, will discredit all of us. As an informed Associate, you can help prevent this by recognizing and reporting potential violations.

This guide cannot address all possible situations. You should use this reference and your own good judgment when making choices and decisions. If you are in doubt or need assistance, see the Compliance Program Administration and Information on page 25 of this guide or contact the CareSmart Line at 1-800-738-4693.

After you have studied the contents of the guide, please complete the Code of Ethics and Business Conduct Associate Certification Form in the manner described at the end of this guide. You will periodically be asked to complete this Form to reaffirm your continued understanding of and compliance with this Code.

Our achievements as a Company and as individuals require hard work and constant dedication to high standards. As we strive to grow and improve our business, upholding these standards is one of our most important priorities.

Sincerely,

Philip L. Francis

Philip L. Francis
Chairman of the Board
Chief Executive Officer

April 2006

PetSmart Code of Ethics

PetSmart believes it is imperative to: act with honesty and integrity and engage in ethical conduct; avoid conflicts of interest and disclose transactions or relationships that could give rise to such a conflict; conduct our business in accordance with all applicable laws, rules and regulations; adhere to standards of safety and care for the protection of our Associates, customers and their pets, the public and the environment; provide information in all reports and documents that is complete, fair, accurate, timely and understandable; and promote these policies through education, supervision and regular reviews.

General Directions, Reporting and Certification

General Directions

All Associates must read, understand and use the PetSmart Code of Ethics and Business Conduct (the "Code") and related policies. Every Associate has the responsibility to recognize and avoid or prevent situations that may cause possible violations of the Code. If, after reviewing the information in this guide or PetSmart's business policies, you have questions about its content or about how it relates to your job, you should consult with your manager. If your manager cannot answer your questions, then your manager should direct the question to his or her supervisor or the Legal Department.

Reporting

An essential element of this Code is the responsibility and obligation you have as an Associate to appropriately raise issues of concern to appropriate individuals in the Company. Issues of concern may include a violation of this Code or any other Company policy, pet safety concerns, harassment, discrimination, or issues surrounding our financial records.

The Company has an open door policy, which encourages Associates to raise issues to an appropriate supervisor who will address the issue.

Additionally, an Associate can anonymously report an issue of concern through the CareSmart Line, which is a call center operated by a third-party. Our Legal Department and Chief Compliance Officer can be contacted directly to discuss any issue of concern. Any issue reported will be taken seriously and addressed appropriately. Supervisors/Managers in receipt of an issue of concern must take appropriate action to address such issue. When applicable, the issue should be elevated to other appropriate individuals to address.

In summary, it is imperative to report violations of Company policy to an appropriate individual. Failure to do so, or failure to take appropriate action when in receipt of an issue of concern, is a violation of the Code.

Finally, every Associate has access to the PetSmart Audit Department at Store Support Group, and the Vice President of Internal Audit periodically reports to the Audit Committee of the Board of Directors on issues covered by the Code.

Management will work with Associates to resolve reported matters where appropriate. However, neglect of job responsibilities or violations of the law will never be condoned. These policies must be followed and any Associate's failure to comply with them may result in disciplinary action, up to and including dismissal.

Certification

Every salaried and certain other designated Associates must review, sign and forward the Code of Ethics and Business Conduct Associate Certification Form following the procedure described at the end of the Code.

If you are at SSG, Associates will be required to reaffirm their understanding of the Code of Ethics and Business Conduct by re-reading and completing the Associate Certification Form periodically (either online or using a Certification Form). Any comments or concerns should be reported on the Certification Form or through the CareSmart Line.

The Code of Ethics and Business Conduct in this guide applies to PetSmart and its subsidiaries. All references to "PetSmart" and "the Company" include PetSmart, Inc., its subsidiary companies, all affiliates controlled by PetSmart or, if appropriate, any one or more of them. All references to "close relatives" would also include anyone with whom an Associate has a close relationship.

Quick Reference Policy Summaries

The following descriptions provide a brief summary of each business policy. For complete information, refer to the policy statements beginning on page 10.

Antitrust Compliance Policy

It is the policy of PetSmart to comply with the antitrust laws of the United States and with the laws regulating competitive practices in all locations where the Company does business. This policy identifies and discusses how Associates can avoid illegal and unethical interactions with customers, suppliers and competitors in situations involving unlawful agreements, discriminatory and predatory pricing, reciprocity, etc.

Asset Protection Policy

It is the policy of PetSmart to have controls that will aid in the detection and prevention of fraud against the Company. This policy is designed to address intentional false representations and the concealment of material facts for the purpose of inducing another to act upon it to his, her or the Company's detriment or injury.

Pet Care and Safety Policy

It is the policy of PetSmart to maintain high standards for the humane care and treatment of pets. We seek to accomplish this by ensuring all pet care procedures are followed, by reporting and addressing infractions and by encouraging our customers to report to us any problems they see.

Respect in the Workplace Policy

It is the policy of PetSmart to provide equal employment opportunity for all Associates based solely on the qualifications of each individual. This policy describes and prohibits any form of discrimination, harassment or retaliation based on race, color, religion, age, sex, pregnancy, sexual orientation, national origin, veteran status, disability or other protected status. The policy emphasizes that no such discrimination or harassment will be tolerated at PetSmart and we will not retaliate against Associates who report harassment or discrimination.

Policy on Conflicting Interests

It is the policy of PetSmart to prevent situations in which an Associate's interests are in conflict with those of the Company. This policy explains the responsibility of Associates and their family members to avoid any action that may interfere with the Associate's primary duty to serve the Company at all times. Examples of areas covered include illegal payments or gifts; interactions with vendors, suppliers, customers and competitors; and securities trades and confidential information.

Policy to Conduct Business Legally and Ethically and to Maintain Accurate and Meaningful Financial Records

It is the policy of PetSmart to conduct its business both ethically and legally and to present its financial information in a manner that will not mislead or misinform those who receive and use it. This policy explains improper use of corporate funds to gain favorable treatment by regulatory authorities and describes the requirements for maintaining and reporting financial information.

Occupational Health and Safety Policy

It is the policy of PetSmart to establish and maintain a safe and healthy work environment. This policy covers the responsibility of management and Associates to minimize the hazards inherent in the workplace by using appropriate processes, practices and methods, and by providing timely education and training.

Environmental Policy

It is the policy of PetSmart to comply with the environmental, health and safety laws in the conduct of its business and to exemplify the best contemporary industry practices with respect to environmental matters. The policy reviews the Company's commitment to continuous improvement of our environmental protection practices and to manage environmental performance through cooperation and active participation.

Computer Usage Policy

It is the policy of PetSmart to utilize common sense and good judgment while using email, internet, local area networks, network drives, software and hardware, and to ensure Company information is not inappropriately accessed or shared on chat rooms or blogs. The policy reviews each Associate's obligations when using these services.

Public Contributions and Public Service Policy

It is the policy of PetSmart to encourage Associates to be actively involved in the civic affairs of the communities in which they live. This policy discusses restrictions on political contributions and provides guidance for individuals who speak on behalf of the Company.

Business Policy Statements

Antitrust Compliance Policy

PetSmart complies with the antitrust laws of the United States ("U.S."), and the local laws regulating competitive practices.

The purpose of the antitrust laws is to preserve our competitive free enterprise system. These laws are based on the belief that the public interest is best served by vigorous competition and will suffer from agreement or collusion between competitors.

The antitrust laws are complex and in many respects difficult to interpret and apply. Associates in responsible positions, however, should clearly understand these basic principles and should seek advice when uncertain. Associates should consult the PetSmart Legal Department with any questions or concerns pertaining to the policy.

Impermissible Agreements

The Sherman Act and the Clayton Act are the principal United States antitrust laws. The following actions constitute clear violations of one or both of these statutes:

Impermissible Agreements with Competitors:

1. To agree with one or more of our competitors to fix prices or service charges at existing levels, higher levels or lower levels.

2. To agree with one or more of our competitors on what to bid or pay for any product or service, i.e., any form of bid rigging.

3. To agree with one or more of our competitors to fix other items and conditions of sale, such as credit terms, quantity discounts, freight, packaging, etc.

4. To agree with one or more of our competitors on the allocation of customers or markets, whether geographically or otherwise.

Impermissible Agreements with Suppliers and Customers:

5. To obtain the agreement of any supplier (i.e., any individual or organization who sells products to the Company) to fix resale prices, or other terms and conditions of resale.

Depending on the circumstances, the following actions may be in violation of the antitrust laws. Associates should seek the advice of the PetSmart Legal Department before taking any of the following actions:

6. To agree with competitors or suppliers not to deal with any other person, whether that person is a supplier, competitor or customer, for example, a group boycott.

7. To force any customer to buy an article as a condition of buying another article (such as a tie-in sale); to obtain the agreement of the customer that it will buy all of its product from the Company; or to refuse to sell an article to any customer unless it buys another article or all of its products from the Company.

8. To purchase goods or services from a supplier on the condition that it will purchase other goods or services from the Company, which is known as a reciprocal agreement.

Evidence of Agreements with Competitors or Suppliers

You should know that even if you clearly understand and follow these antitrust guidelines, actions you take in good faith, with no intent to violate the law, may nevertheless be violations. For example, uniform prices alone are not sufficient evidence to establish an antitrust violation. On occasion, however, a judge or jury has inferred an illegal agreement or understanding with little additional evidence.

These are the safest rules for everyday business situations:

1. Don't discuss prices, costs or suppliers with a competitor. A competitor can be any person or Company that competes with any part of our business. Don't complain to suppliers about another competitor's resale prices. If you are contacted by a competitor complaining about the Company's prices or another competitor's prices, do not engage in discussions. Instead, call the Legal Department immediately or the toll free CareSmart number at 1-800-738-6373.

2. Don't discuss retail prices with suppliers, and do not discuss another competitor's resale prices with a supplier.

3. Don't make statements to one competitor complaining of price cutting or inquire of a competitor about whether it had quoted a given price, even if the purpose of the inquiry is to minimize the risk of price discrimination. (See Discriminatory Pricing below.)

4. Don't have discussions (whether face-to-face, over the telephone, via email or in a chat room) with a competitor concerning general market conditions, present or future prices, quantity discounts or other terms of sale, or any supplier or group of suppliers.

5. Don't exchange current or future price schedules with a competitor.

6. Don't attend formal or informal meetings of competitors (whether held in a restaurant, hotel, club or elsewhere). This applies especially to a trade association "rump" session at which any business matters are discussed, unless either legal counsel is present or the discussions are limited to specific approved topics.

7. Don't discuss costs with a competitor.

8. Don't discuss with a customer its purchase of other products if the discussion is perceived to be a threat, no matter how subtle, of discontinuing sales to that customer if it does not purchase other products.

In all of these cases, there is the risk that, even though there may be no illegal agreement or understanding, a judge or jury might decide there has been a violation. You should avoid any action that may violate the antitrust laws, but also any action that may give the appearance of doing so.

Pricing Integrity

Discriminatory Pricing

The Robinson-Patman Act prohibits:

1. Price discrimination or differences in price between purchasers of products of like grade and quality that may harm either competitors or customers who pay the higher prices. There are two basic exceptions. One relates to "meeting competition" situations, where a lower price is granted in good faith to meet, but not beat, a competitor's lawful lower price. In addition, quantity discounts are permissible where most, if not all, customers

can buy enough to take advantage of the maximum discount. The other exception, which is rarely available, is when we can offer a lower price when we realize cost savings in dealing with a particular customer.

2. Commission or brokerage payments to a customer, agent or representative of a customer.

3. Discriminatory services, facilities or payments to help a purchaser obtain services or facilities. The services or facilities referred to are those used by the purchaser in the resale of the product.

4. Inducing or receiving discriminatory prices. This relates to a purchaser's conduct rather than a seller's conduct.

The Robinson-Patman Act is difficult to understand and apply. If you have questions, contact the Legal Department for advice.

Predatory Pricing

The antitrust laws of the U.S. prohibit below-cost pricing if it is part of an effort to gain or maintain a dominant market position. In addition, the laws of some states make sales below cost unlawful even where the Company doesn't have market power. There may be some circumstances where below-cost pricing can be justified. Advice of the Legal Department should always be sought prior to any product or service being offered or purchased at below cost.

Reciprocity

Reciprocity (i.e., reciprocal buying) is an unsound business practice that frequently distorts purchasing decisions. It is the policy of PetSmart to purchase and sell products and services based on superior quality, suitability, efficiency, service and price. No attempt should be made to position purchases or potential purchases to promote sales to any suppliers.

Asset Protection Policy

The corporate asset protection policy is established to facilitate the development of controls that will aid in the detection and prevention of fraud against PetSmart. It is the intent of PetSmart to promote consistent organizational behavior by providing guidelines and assigning responsibility for the development of controls and the conduct of investigations.

This policy applies to any irregularity, or suspected irregularity, involving Associates as well as shareholders, consultants, vendors, contractors, and/or other parties with a business relationship with the Company including, but not limited to, such things as any impropriety in handling or reporting money or financial transactions.

Any investigative activity required will be conducted without regard to the suspected wrongdoer's length of service, position/title, or relationship to the Company. The Company has a responsibility to detect and prevent fraud, misappropriations and other irregularities. Fraud is defined as the intentional, false representation, or concealment of a material fact for the purpose of inducing another to act upon it to his or her injury. Associates should be familiar with the types of improprieties that might occur within his or her area of responsibility and be alert for any indication of irregularity. Any irregularity that is detected or suspected must be reported immediately to the CareSmart Line.

Complaint protocols have been established under the CareSmart Line for the investigation of all suspected fraudulent acts as defined in the policy. The investigator will have access to all PetSmart records and personnel. If the investigation substantiates that fraudulent activities have occurred, the lead investigator will issue reports to appropriate recipients and, if required, to the Board of Directors through the Audit Committee in accordance with the complaint protocol process. Investigation results will remain confidential, unless otherwise required by law, and will only be discussed with appropriate parties.

Pet Care and Safety

Caring for pets is fundamental to who we are, and each of us is responsible to meet and maintain our high standards for humane pet care and treatment. PetSmart believes it is unacceptable for even one pet, in even one PetSmart store, to receive the wrong kind of care or inadequate care.

Store Management is responsible for communicating all pet care policies and procedures to all Associates who handle or care for our pets and ensuring they are followed. Store Management is also responsible for reporting humane pet care violations to their District Managers immediately upon learning of any infraction. All Managers will annually be asked to sign an acknowledgement regarding the pet care and safety in our stores.

We feel so strongly about caring for pets in our stores that in each pet habitat area there must be displayed a sign with a toll-free telephone number for customers to use to report any issues or concerns about how we care for our pets.

Our policy strictly prohibits inhumane treatment of any pet in our care and requires Associates to follow the Company's written procedures for handling pets.

Any ill or injured pets must be removed from the sales floor immediately and not returned until they are completely healthy.

Associates are required to seek veterinary care for pets with anything beyond a minor injury or illness, or when the Associate is uncertain about the pet's condition.

PetSmart Associates are required to report any instance of perceived inhumane pet treatment to their Pet Care Manager, Store Manager, District Services Manager or District Manager. All concerns will be investigated immediately. Inhumane treatment of our pets, or failure to report it when seen, is not tolerated and is grounds for immediate termination.

Respect in the Workplace

It is the policy of PetSmart to provide equal employment opportunity for all Associates based solely on the qualifications of each individual. This policy describes and prohibits any form of discrimination, harassment or retaliation based on race, color, religion, age, sex, pregnancy, sexual orientation, national origin, veteran status, disability or other protected status. The policy emphasizes that any such discrimination or harassment will be not be tolerated at PetSmart and there will be no retaliation against Associates who report harassment or discrimination.

No manager or supervisor may threaten or suggest, either explicitly or implicitly, that an Associate's submission to or rejection of sexual advances or requests for sexual favors will either enhance or adversely affect the Associate's employment. This includes Associate evaluation, compensation, advancement, assigned duties, or any other terms or conditions of employment.

PetSmart policy and the law prohibit any Associate from making derogatory or degrading gestures or actions, or using demeaning words concerning an Associate's race, color, religion, age, sex, pregnancy, sexual orientation, national origin, veteran status, disability or other protected status. Unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature are also prohibited.

Conflicting Interests

It is the policy of PetSmart to prevent situations in which an Associate's interests are in conflict with those of the Company. This policy explains the responsibility of Associates and their family members to avoid any action that may interfere with the Associate's primary duty to serve the Company at all times. Examples of areas covered include illegal payments or gifts; interactions with vendors, suppliers, customers and competitors; securities trades; and confidential information.

Each PetSmart Associate has a duty to be free at all times from any influence that conflicts or appears to conflict with the interests of the Company, or that might deprive the Company of the undivided loyalty of the Associate in business dealings. To this end, an Associate should not become involved in any situation that may interfere with his or her primary duty to serve the Company at all times to the best of his or her ability. Associates who should be especially mindful of this duty include all who may:

- have authority to purchase or sell goods or services on behalf of the Company;
- recommend or influence decisions with respect to purchases or sales; or
- have knowledge of or access to the Company's confidential information, processes or activities.

It is impossible to present an exhaustive list of actions that might give rise to a conflict of interest. The following guidelines should help indicate some, but not all, areas where conflicts of interest are most likely to arise:

1. Bribes, Kickbacks and Other Payments

An Associate will not offer, accept or pay any bribe, kickback or illegal gratuity or payment, directly or indirectly, to or from any person, organization or governmental representative.

2. Financial Interests in Suppliers, Customers or Competitors

A conflict of interest may exist where an Associate or a close relative of an Associate has a financial interest in, or is engaged, directly or indirectly, in the management of an organization that deals with the Company as a vendor, supplier or contractor of the Company, or is a competitor of the Company. The term "financial interest" means any interest, direct or indirect, in the financial success or failure of an enterprise, regardless of the nature of that interest or the manner of its acquisition. It includes, for example, owning stock, being a partner, being a creditor, or any other arrangement in which an Associate or close relative of an Associate has an interest in or claim on the assets or income of an enterprise.

A conflict of interest is unlikely, however, if the financial interest is insubstantial and consists solely of stocks or bonds listed on a national security exchange or customarily bought and sold in an over-the-counter market. A financial interest may be considered "substantial" if it represents more than one percent of the common stock of the enterprise in which the investment is made, or if it is a significant part of an Associate's or close relative's assets.

3. Transactions or Competition with the Company

A conflict of interest may exist where an Associate or close relative of an Associate buys, sells or leases any kind of property, facilities, equipment or services from or to, or in competition with, the Company. A conflict may also exist where any close relative of an Associate renders services to the Company other than as an Associate or where an Associate seeks to direct Company purchases or other transactions to or through a close relative.

4. Transactions with Persons Doing or Seeking to do Business with the Company or in Competition with the Company

A conflict of interest may exist where an Associate or a close relative of an Associate buys, sells or leases any kind of property, facilities or equipment from or to any organization or individual who is doing or seeking to do business with the Company or is a competitor of the Company, or where he or she accepts commissions, a share in profits, or compensation in any form from any such organization or individual.

5. Providing Services to Other Organizations or Individuals

A conflict of interest may exist where an Associate provides services to another organization or individual that does business with or is seeking to do business with PetSmart or is a competitor of PetSmart, or if the outside employment interferes with the Associate's performance of duties for the Company.

6. Gifts or Loans

An Associate should not accept gifts or favors of significant value (cost more than $50) or borrow money (other than from an established banking or financial institution), directly or indirectly, from any organization or individual that is doing or is seeking to do business with the Company or is a competitor of the Company. Any gift of significant value (cost more than $50) must be returned promptly to the donor with an appropriate explanation.

The policy also applies to close relatives of Associates. Should any supplier contact you and suggest or offer any payment, gift or anything of value (cost more than $50) to you or any Associate, discontinue the conversation and contact the Legal Department at SSG immediately.

If the gift is offered in conjunction with a business-related function, activity or holiday, you should do one of two things. You should either decline, as set forth above, or you may seek and obtain the approval of the gift or activity from the Senior Vice President of your functional area or the Chief Operating Officer or Chief Executive Officer, as appropriate.

7. Entertainment

An Associate should not accept any entertainment from any organization or individual that is doing or seeking to do business with the Company or is a competitor of the Company if the acceptance of the entertainment may in any way influence the Associate not to act solely in the best interests of the Company.

8. Corporate Opportunities

An Associate should not appropriate to him or herself or divert to others, directly or indirectly, any business opportunity that may be of interest to the Company without first obtaining written authorization from the Chairman of the Board or his or her designee after full disclosure of the material facts. The fact that a particular business opportunity is closely related to an existing line of business of PetSmart, or represents a desirable avenue of expansion of PetSmart's activities, is a strong indication the Company would be interested in the opportunity.

An Associate should not, directly or indirectly, acquire, influence or assist others in acquiring any real estate in areas in which the Company may or does have interests or development activities. There are two exceptions to this restriction. An Associate may receive real property interests acquired through inheritance, or through the purchase of stocks listed on a national security exchange or over the counter.

An Associate should not, directly or indirectly, acquire, influence or assist others in acquiring stock or a participating interest in any enterprise PetSmart is or may be taking steps to acquire. This also applies to real property interests owned, controlled or in the vicinity of property owned or controlled by PetSmart.

9. Speculation

An Associate should not deal in or speculate in commodities, products, materials, equipment or property purchased or sold by the Company

10. Confidential Information

An Associate should not use or disclose confidential Company information for his or her personal profit or for the advantage of anyone else. Each Associate will be required to sign and abide by a Confidentiality Agreement on accepting employment with PetSmart.

Unless it is a legal requirement, or is specifically authorized by a senior officer of the Company, an Associate should not disclose or release to anyone, or in any forum, any decisions, plans, competitive bids or any other information concerning PetSmart, that includes, but is not limited to, advertising or marketing drawings, pictures, plans or proposals, sales goals or plans, information regarding employees and any Company financial information. Associates should secure PetSmart information when it is in his or her possession to ensure no accidental disclosure or theft of such information.

11. Trading Securities on Inside Information

If, at any time, an Associate has material inside information about the Company (or any other Company, particularly another Company with which PetSmart does business), he or she must refrain from trading the Company's securities until the information has been disseminated to the general public and absorbed by the marketplace. This prohibition includes indirect as well as direct transactions, puts, calls or any other interest in the securities. Material information means information that a reasonable investor might consider important in deciding whether to hold, buy or sell the securities involved. Insider trading carries potential criminal and civil penalties.

In particular cases, it may be difficult to determine whether information is material. Any questions regarding the possession of material information should be asked prior to any purchase or sale and should be brought to the attention of the General Counsel of PetSmart at Store Support Group in Phoenix. Under no circumstances may an Associate give material inside information to any other person, either specifically or in the form of a general "tip." The potential for tipping or an unintentional disclosure of material inside information, given the nature of electronic chat rooms, internet discussion boards, blogs or any similar media for the distribution of opinions and information, is significant in those environments. As a result, all Associates, including all directors and officers are prohibited from using such media to communicate about PetSmart or any companies with which we do business, other than for legally protected activities.

Policy to Conduct Business Legally and Ethically and to Maintain Accurate and Meaningful Financial Records

It is the policy of PetSmart to conduct its business both ethically and legally and to present its financial information, internally and externally, in a manner that will not mislead or misinform those who receive and use it. This policy explains improper use of corporate funds to gain favorable treatment by regulatory authorities and describes the requirements for maintaining and reporting financial information.

In accordance with this policy, but without limiting its generality, the following rules are to be applied:

1. The use of Company funds or assets for any unlawful or unethical purpose is prohibited. For example, corporate assets may not be used to influence or obtain favorable treatment from governmental or regulatory authorities if doing so would violate U.S. laws or the laws of any other governing jurisdiction.

2. The establishment of any undisclosed or unrecorded fund or asset is prohibited.
3. The making of any false or misleading entry on the Company's books or records is prohibited.
4. The making of any payment or other disbursement to any third party for any purpose other than as stated on the voucher is prohibited.
5. The written or oral distribution of any false or misleading financial information or report, whether internal or external, is prohibited.
6. Inappropriate use of labor dollars or inaccurate reporting of labor hours used or labor hours needed is prohibited.

All corporate books, records and accounts are to be kept in reasonable detail. They must accurately and fairly reflect corporate transactions and the use of corporate assets in a manner that will assist in the preparation of complete and accurate financial reports. Each Associate of the Company, including those without financial reporting or accounting responsibilities, is required to understand and comply with this policy as it relates to his or her individual job duties.

Occupational Health and Safety Policy

It is the policy of PetSmart to establish and maintain a safe and healthy work environment. This policy covers the responsibility of management and Associates to minimize the hazards inherent in the workplace by using appropriate processes, practices and methods, and by providing timely education and training.

At PetSmart, the Company believes all injuries and occupational illnesses can be prevented, and safety is a fundamental responsibility of each Associate of the Company. The Company also believes safety and occupational health must be integrated with our effort to sell high quality products at competitive prices and provide excellent customer service. Therefore, for the well-being of all Associates and as a matter of policy:

1. Management will promote safety on and off the job; implement accident prevention programs, systems and techniques; and provide a work environment in which identified occupational health and safety hazards are controlled when elimination is not feasible.

2. Store or Facility Managers will be responsible and accountable for implementing a superior level of safety performance; instituting work practices which reflect safe and efficient methods for accomplishing the required tasks; correcting all deficiencies promptly; and escalating safety issues to the appropriate parties for correction or modification.

3. All Associates will be expected to perform their jobs in the safest manner prescribed; conduct themselves in a way that enhances their personal safety and that of their fellow workers and customers; report workplace hazards and make suggestions for their correction; and cooperate and contribute toward the overall success of the program.

These worthwhile objectives can only be achieved with the commitment and complete support of every Associate.

Environmental Policy

It is the policy of PetSmart to comply with the environmental, health and safety laws in the conduct of its business and to exemplify the best contemporary industry practices with respect to environmental matters. The policy reviews the Company's commitment to continuous improvement of our environmental protection practices and to manage environmental performance through cooperation and active participation.

In all locations where PetSmart does business, there are laws and regulations designed to protect the environment. Some of the products sold or used by PetSmart may be subject to these environmental laws.

PetSmart is committed to operating its business in an environmentally responsible manner. Where possible, use of regulated materials will be minimized or avoided. Where regulated materials are used, PetSmart will use them in accordance with applicable laws. PetSmart will cooperate fully with regulatory or governmental authorities on these matters.

Computer Usage

All Associates are required to become familiar with and abide by the Computer Usage Policy found on Fetch. Users are also expected to use their common sense and exercise good judgment while using all Computer services, including email, internet, LAN and network drives (e.g., G:\, W:\, X:\), software and hardware and printers.

The policy is designed to protect Company assets and ensure Company information is not inappropriately accessed. Associates should report information security violations immediately to their supervisor.

Some specific activities that are strictly prohibited under the Computer Usage Policy include, but are not limited to:

- Accessing confidential information that is not within the scope of one's work.
- Misusing, disclosing without proper authorization, or altering Company or personnel information.
- Any unauthorized, deliberate action that damages or disrupts computing systems or networks, alters their normal performance, or causes them to malfunction regardless of location or duration.
- Willful or negligent introduction of computer viruses or other destructive programs into Company systems or networks or into external systems and networks.
- Unauthorized decryption or attempt at decryption of any system or user passwords or any other user's encrypted files.
- Gaining unauthorized access to a computing system or network.
- Use, transmission, duplication or voluntary receipt of material that infringes on the copyrights, trademarks, trade secrets or patent rights of any person or organization.
- Unauthorized downloading of any programs or files for use without authorization in advance from the IT Department and the user's manager.
- Any conduct that would constitute or encourage a criminal offense, lead to civil liability, or otherwise violate any regulations, local, state, national or international law including, without limitation. U.S. export control laws and regulations.
- Deliberate pointing or hyper-linking of the Company Web sites to other Internet/www sites whose content may be inconsistent with or in violation with the aims or policies of the Company.

- Transmission of any proprietary, confidential or otherwise sensitive information without the proper authorization from a Company vice president or above.
- Acquisition, storage, dissemination, creation, posting, transmission or voluntary receipt of any unlawful, offensive, libelous, threatening or harassing material including, but not limited to, comments based on race, national origin, sex, sexual orientation, age, disability, religion or political beliefs.
- Forwarding of chain letters.
- Participation in on-line contests, forms of gambling or accepting of promotional gifts.
- Engaging in activities that waste or monopolize computer and/or network reports to the exclusion of others.
- Conduct of a business enterprise, political activity, engaging in any form of intelligence collection from clients or business partners, engaging in fraudulent activities or knowingly disseminating false or otherwise libelous materials.

Political Contributions and Public Service Policy

PetSmart does not directly or indirectly make contributions or other payments or provide property or services to any candidates for public office or to political parties. Any Associate who makes a political contribution personally should ensure that he or she does not imply that it is a contribution from the Company. PetSmart encourages its Associates to be actively involved in the civic affairs of the communities in which they live. When speaking on public issues, however, Associates should do so only as individual citizens of the community, and must be careful not to create the impression they are acting on behalf of or representing the views of PetSmart. The only exception to this is Associates who have appropriate authorization to speak on behalf of the Company.

Compliance Program Administration and Information

Each of the policies in this guide and all other supplemental statements made by the Company will be implemented in accordance with the following:

- Each officer of the Company is responsible for Company-wide understanding and adherence to these policies. The officer of the Company with ultimate responsibility to ensure compliance and enforce these policies is the General Counsel. Any Associate who requires clarification regarding a policy described in this book, or desires to report a violation of the Code, should follow the procedures set forth in this policy for reporting or may contact the General Counsel at Store Support Group in Phoenix at 1-800-738-1385. The toll-free number for questions, or to report a potential violation is the CareSmart Line at 1-800-738-4693.

- Periodically, reports will be provided to the Chairman and to the Audit Committee of the Board of Directors regarding Company-wide adherence to the Code of Business Ethics.

- An essential element of this Code is the responsibility and obligation you have as an Associate to appropriately raise issues of concern to appropriate individuals in the Company. Issues of concern may include a violation of this Code or any other Company policy, pet safety concerns, harassment, discrimination or issues surrounding our financial records. The Company has an open door policy, which encourages Associates to raise issues to an appropriate supervisor who will address the issue.

- Additionally, an Associate can anonymously report an issue of concern through the CareSmart Line, which is a call center operated by a third-party entity. Our Legal Department and Chief Compliance Officer can be contacted directly at 1-800-738-1385 to discuss any issue of concern. Any issue reported will be taken seriously and appropriately addressed. Supervisors/Managers in receipt of an issue of concern must take appropriate action to address such issue. When applicable, the issue should be elevated to other appropriate individuals to address.

- In summary, it is imperative to report violations of Company policy to an appropriate individual. Failure to do so or failure to take appropriate action when in receipt of an issue of concern, is a violation of the Code.

- Finally, every Associate has access to the PetSmart Audit Department at Store Support Group, and the Vice President of Internal Audit periodically reports to the Audit Committee of the Board of Directors on issues covered by the Code

Code of Ethics & Business Conduct Associate Certification Process

After reviewing this information in print or online, you must complete a Certification Form located on Fetch. If you are reading this online, click this link Ethics Certification and you will be immediately directed to the form. If you are unable to link to the certification form at this time, it can also be found on Fetch by searching "Code of Ethics". Completion of this certification is mandatory. If you need help accessing Fetch or need to complete the certification in a written format, please see your manager.

PETSMART

19601 NORTH 27TH AVENUE
PHOENIX, ARIZONA 85027
623.580.6100
www.petsmart.com

February 19, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of PetSmart Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 14, 2008, submitted to the Staff by PetSmart Inc. ("PetSmart" or the "Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on the following exemptions: i) Rule 14a-8(i)(10) as substantially implemented; ii) Rule 14a-8(i)(7) as ordinary business; iii) Rule 14a-8(i)(5) as relating to operations accounting for less than 5 percent of the company's total assets, net earnings, and gross sales; and iv) Rule 14a-8(i)(3) as materially false or misleading statements.

The resolution reads as follows:

> RESOLVED that shareholders encourage the Board to consider creating and enforcing a plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores.

For the reasons that follow, PETA requests that the Staff recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Has Not Been Substantially Implemented Under Rule14a-8(i)(10).

The Company contends that the proposal has been substantially implemented because PetSmart has a "policy" for addressing the condition and treatment of sick and injured animals, which has "been in place for many years." However, no such policy is enclosed but rather the Company states that it "will be sent supplementally under separate cover."

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

The fact of the matter is that even if there *is* a policy in place for treating sick and injured animals, it is either not working, not being enforced, or both. Given the number of complaints PETA receives in any given month from PetSmart employees and customers, and given the results of PETA's recent undercover investigation at a PetSmart supplier, it is clear that if there is a policy, it is being honored in the breach.[1]

Moreover, the resolution has been carefully crafted so that the Board is being "encouraged" to consider creation and enforcement of a plan to address the needs of sick and injured animals. The proposal does not seek to compel the Company to do anything. The emphasis is on the word "encourage." Shareholders should be given an opportunity to vote on this resolution so that the Board can ascertain the level of stockholder support for it.

II. The Proposal Does Not Involve Ordinary Business Under Rule 14a- 8(i)(7), nor Does It Implicate the 5% Rule.

The Company argues that the proposal "seeks to have the company create and prepare a plan regarding the care of sick and/or injured animals" and thus implicates ordinary business operations, and attempts to micromanage the company. As such, PetSmart asserts that the proposal falls within the ambit of Rules 14a-8(i)(7) and (5) and should be excluded.

A. The Subject Matter of the Proposal, Namely Encouraging the Board to Adopt and Enforce a Plan for the Care and Treatment of Sick Animals, Supersedes the Ordinary Business Rule.

PETA's proposal goes beyond ordinary business concerns. As the Staff has long recognized, a resolution that focuses on "sufficiently significant social policy issues ... generally would not be considered to be excludable, because the [proposal] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 40,018 (May 21, 1998). The proposal under review has virtually nothing to do with the Company's ordinary business, unless PetSmart's disregard for sick and injured animals is part of standard operating procedure. On the contrary, the resolution has everything to do with important public policy issues relating to animal welfare. Accordingly, the proposal is not subject to exclusion under Rule 14a-8(i)(7).

Most importantly, PETA has filed animal welfare and policy based resolutions over the last four years at many companies. Not one of those animal welfare policy resolutions has ever been subject to a Staff concurrence based on the ordinary business exclusion. As a result, animal welfare policy and alternative-testing resolutions have appeared in the definitive proxy

---

[1] PETA concluded an investigation of one of PetSmart's major suppliers known as Rainbow World Exotics in Hamilton, Texas. The horrors revealed at this breeding mill have been fully documented on videotape and include stomping on a hamster that had gotten loose, routinely tossing live, small animals into the trash, neutering a rabbit by a non-veterinarian without proper anesthesia and using Clorox Disinfecting wipes to "clean" the incision, overcrowded and unsanitary caging, and a complete lack of veterinary care during the entire two months that the investigator was at the facility. PetSmart employees were acutely aware of the unhealthy condition in which animals from Rainbow World Exotics would arrive at Company stores. Go to http://getactive.peta.org/campaign/petsmart_investigation. For a company that purports to care deeply about the welfare of the animals its sells, the conditions documented at Rainbow World should not have gone unnoticed.

statements of numerous companies including Abbott, Altria, Amgen, Bristol-Myers Squibb, Chevron, Dow, Dupont, Eli Lilly, Merck, Pfizer, and Wyeth to name a few. In sum, the Staff has already ruled in PETA's favor on the ordinary business exclusion. Visit http://www.stopanimaltests.com/feat/gta/3m.asp for a complete description of the resolutions filed at these companies since 2004, along with no action petitions and SEC non-concurrences.

B. PetSmart's Contention That the Proposal Is Excludable Under Rule 14a-8(i)(5) Is Similarly Without Merit.

On page six of its no action letter, PetSmart has sub-point heading "D" which begins "While the Treatment of Animals is an Important Social Policy Issue ..." That rather succinctly captures the fundamental underpinnings for PETA's resolution, which falls under the social and public policy exception to the rule.

Additionally, animal sales and the presence of live animals in stores are considered by the pet industry to be instrumental in boosting the sales of lucrative products such as pet food, pet supplies, pet services, and pet luxury items. Former PETCO CEO Brian Devine asserted that "you sell five times as much of the hard goods as you do without the live stock" (*California CEO*, January 1, 2002).

By drawing store traffic and committing customers to years of supply and service needs, the financial implications of the sale of animals extend far beyond the purchase price and obviously have "a significant impact on the other portions of the issuer's business."

In sum, two facts are of overarching significance. First, the proposal "encourages" the Board to enact and enforce proper animal care plans, and therefore does not implicate ordinary business operations. And second, the exclusion under the 5% rule fails because the social policy of animal care and welfare is of significant concern to the public. Each of those factors vitiates the argument for exclusion under Rules 14a-8(i)(5) and (7).

III. PetSmart's Allegations That the Proposal Contains Materially False or Misleading Statements Are Insufficient to Defeat the Resolution.

The Company suggests that there is no factual support for many of the statements in the resolution. This issue is readily resolved by reference to Staff Legal Bulletin 14B (Sept. 15, 2004) without addressing each sentence about which PetSmart complains.[2]

The Staff provided guidance and clarification on the scope of Rule 14a-8(i)(3) following an explosion of no action letters asserting "deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." That is exactly what PetSmart has done here – doggedly parse and dismember each sentence of the resolution hoping to eke out something to justify exclusion.

---

[2] As a point of fact, every statement in PETA's resolution is documented either on videotape, in the notes of the investigator, by customers' complaints, or by disclosures made by employees of the Company. For a detailed and documented basis for the statements in PETA's proposal, visit the following web site at http://www.petsmartcruelty.com/investigation_what_petsmart_knows.asp

As specifically outlined in SLB 14B, the Staff's approach to the Rule 14a-8(i)(3) exclusion is as follows:

> [G]oing forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objections to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Furthermore, a proposal, even if it represents only the proponent's perspective, cannot be excluded under Rule 14a-8(i)(3) merely because "the company objects to statements because they represent the opinion of the shareholder proponent or referenced source, but the statements are not identified specifically as such." Accordingly, the argument for omitting the proposal on this basis is frivolous and unsupportable.

For the foregoing reasons, we respectfully request that the Staff advise PetSmart that it will take enforcement action if the company fails to include PETA's proposal in its 2008 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

Cc: John T. McKenna (jmckenna@cooley.com)

Cooley
GODWARD KRONISH LLP

John T. McKenna
(650) 843-5059
JMCKENNA@COOLEY.COM

March 13, 2008

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: PetSmart, Inc. (File No. 000-21888)

Ladies and Gentlemen:

We are writing on behalf of PetSmart, Inc. (the "***Company***"), and in reference to our letter of February 14, 2008 to the U.S. Securities and Exchange Commission (the "***Commission***"), regarding that that certain request for no action submitted to the Commission with respect to a stockholder proposal from People for the Ethical Treatment of Animals for inclusion in the Company's 2008 Proxy Statement. Attached please find a summary of the Company's Vet Assured program. The Company has determined not to submit its detailed Pet Care Policies and Procedures at this time in support of its request for no-action.

Should you have any questions or comments regarding this matter, please feel free to contact me at (650) 843-5059.

Sincerely,

John T. McKenna

Enclosure

cc: Scott A. Crozier, Esq.- *PetSmart, Inc.*
Robert J. Brigham, Esq.- *Cooley Godward Kronish LLP*

PETSMART

How We Care for Pets
Vet Assured[SM]

We aim to provide superior care for the pets in our stores, and always are available to help our pet parents with any concerns about their pet. Each and every associate must complete education and training programs, and know how to provide the highest standards of care for pets in our stores, every moment of every day.

We only provide—through sale and/or adoption—pets that we believe make good and appropriate family members, and we are a trusted resource for those pet parents who want to purchase a healthy pet. We are constantly conducting research, working with experts and listening to feedback from our customers to determine ways in which we can improve or change our practices, all in the best interest of pets.

We discourage impulse buying of any pet by educating potential customers on the proper care needed for each pet. Our associates may refuse to sell a pet to a customer if they have any concerns about the customer's ability to care for the pet.

Although the majority of our adoption services focus on dogs and cats, we also facilitate adoptions of small pets.

Vet Assured

Vet Assured is PetSmart's exclusive program of health care for all of the small pets, birds, reptiles and amphibians available for sale in our stores. Developed in 1997 by our in-house team of veterinarians and pet experts, it is a comprehensive veterinarian-supervised care program that includes setting standards for and monitoring the breeding, care and transportation practices and policies of PetSmart's pet suppliers, conducting examinations by our trained associates of all pets before they are offered for sale, and providing expert care to the pets while in stores.

In other words, we are an industry leader when it comes to caring for pets. We play a critical role in ensuring top-quality care that the pets in our stores receive, even before they reach our stores. And we continue to help with the care of these pets well after they reach their new home.

(more)

As part of the Vet Assured program:

- All pet vendors that work with PetSmart must meet the high standards set by the Vet Assured program. Every vendor must have veterinarians on staff or under contract that oversee and implement aspects of the Vet Assured program. Vendors must agree to ongoing, minimally yearly, inspections (both announced and unannounced) by PetSmart's Vet Assured program directors, and vendors must have all current and appropriate governmental permits and licenses. All violations of the Vet Assured program must be corrected in a timely manner. Repeated or chronic violations of the Vet Assured program may result in the immediate cessation of shipments or termination.
- All pets are examined when they arrive in the store by a trained associate, and birds and small mammals are monitored for at least three days before joining the other animals for sale. If a pet should become ill while in PetSmart's care, all Pet Care Associates are trained to handle the situation, including isolating the pet in a designated area, consulting a veterinarian and providing medication under the direction of a veterinarian.
- Each PetSmart store has a consulting veterinarian to refer to with pet health concerns. The store utilizes the services of that veterinarian for the care of any pets that become ill or injured in the store, as needed. The Pet Care Manager at the store can also consult with the PetSmart Veterinary staff.
- Any seriously ill pets are taken to a consulting veterinarian for examination and treatment regardless of the cost. They are treated according to the veterinarian's recommendations and only returned to the sales floor when healthy. If a veterinarian deems that euthanasia is the most humane treatment, the procedure is performed at the veterinarian's facility using methods approved by the American Veterinary Medical Association.
- Before purchasing a pet, customers are first informed of possible health risks and disease prevention guidelines. All customers who purchase a pet bird, reptile, amphibian, or small mammal must sign a Pet Sales Record and Customer Contract. This record contains statements pertaining to the care the customer is required to give their new pet. It also explains our 14-day satisfaction guarantee, and gives information about safe handling of pets.

March 24, 2008

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY ELECTRONIC MAIL: cfletters@sec.gov

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of PetSmart Inc.

Ladies and Gentlemen:

This letter is in brief response to the letter dated March 13, 2008 to the Staff by which PetSmart submitted a "Vet Assured" policy statement to supplement its no action letter of February 14, 2008.

Its "Vet Assured" policy is purportedly offered to show that the proposal has been substantially implemented (*i.e.* that PetSmart has a "policy" for addressing the condition and treatment of sick and injured animals). The policy states: "it is a comprehensive veterinarian-supervised care program that includes setting standards for and monitoring the breeding, care and transportation practices and policies of PetSmart's pet suppliers, conducting examinations by our trained associates of all pets before they are offered for sale, and providing expert care to the pets while in stores."

Were the "policy" being followed, it seems unlikely that PETA would continually receive complaints from customers and PetSmart employees on a regular basis. As detailed in its opposition to PetSmart's no action letter, even if there ***is*** a written policy directed at the treatment of sick and injured animals, it is not being implemented or enforced.

In addition, the documented conditions videotaped by PETA's undercover investigator at a major supplier to PetSmart stores show that the Company turns a blind eye to the unfitness of its suppliers.[1] Even after being made aware of the supplier's conduct and failure to provide animals with basic veterinary care to prevent suffering, PetSmart has publicly defended the supplier and continues to be the supplier's main client.

For the foregoing reasons, we respectfully request that the Staff advise PetSmart that it will take enforcement action if the company fails to include PETA's proposal in its 2008 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

---

[1] A major PetSmart supplier is Rainbow World Exotics located in Hamilton, Texas. The horrors revealed here have been documented on videotape and include stomping on a loose hamster, routinely tossing live animals into the trash, neutering a rabbit by a **non-veterinarian** without proper anesthesia and using consumer wipes to "clean" the incision, overcrowded and unsanitary caging, and a complete lack of veterinary care during the two months that the investigator was there. PetSmart store and corporate headquarters employees were acutely aware of the unhealthy condition in which animals from Rainbow World Exotics would arrive at Company stores.

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PetSmart, Inc.
Incoming letter dated February 14, 2008

The proposal encourages the board to consider creating and enforcing a plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores.

There appears to be some basis for your view that PetSmart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if PetSmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PetSmart relies.

Sincerely,

Song Brandon
Attorney-Adviser

END